Exhibit (d)(16)

Schedule A

Funds and Portfolios Covered by Master International Research Agreement

between

Fidelity International Investment Advisors

and

FMR Co., Inc.

dated as of September 16, 2004

Name of Fund	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios LLC	Floating Rate Central Investment Portfolio	Fixed-Income	11/18/04
Fidelity Central Investment Portfolios LLC	High Income Central Investment Portfolio 1	Fixed-Income	09/16/04
Fidelity Central Investment Portfolios LLC	Specialized High Income Central Investment Portfolio	Fixed-Income	07/21/05

Agreed and Accepted as of July 21, 2005
Fidelity International Investment Advisors	FMR Co. Inc.
By: /s/Frank Mutch	By: /s/JS Wynant
Name: Frank Mutch	Name: JS Wynant
Title: Director	Title: Treasurer